FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 7, 2016 – ARM Showcases the World’s No.1 Computing ecosystem at Bluetooth World 2016
2.	Press release dated March 9, 2016 – ARM Mobile VR Leadership Comes to Life at GDC 2016
3.	Press release dated March 10, 2016 – ARM Demonstrates BBV micro:bit Capabilities at Big Bang Fair 2016
4.	Press release dated March 15, 2016 – Real-time Global Illumination Reaches Open-world Gaming
5.	Press release dated March 15, 2016 – ARM and TSMC Announce Multi-Year Agreement to Collaborate on 7nm FinFET Process Technology for High-Performance Compute
6.	Press release dated March 22, 2016 – ARM Says BBC micro:bit Will Inspire UK School Children Towards Tech Careers

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2016

ARM HOLDINGS PLC

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

ARM Showcases the World’s No. 1 Computing Ecosystem at Bluetooth World 2016

07 March 2016

What: ARM will showcase how it is already enabling future opportunities that a new Bluetooth® standard will present later this year. This will be a world where connectivity will increasingly link people and things but first the challenge of ease of deployment, power efficiency and security must be addressed.

ARM will showcase how its technology simplifies radio connectivity for SoC design by providing standard leadership and all the ingredients, from ecosystem, chip-to-cloud and crucially now offering next generation radio IP for the future of IoT systems and products.

Where: Levi’s® Stadium, Santa Clara, California, USA

When: Mar. 15-16, 2016

Who: A number of ARM experts will be available throughout the show to offer demonstrations and interviews on the most talked about trends and products at this year’s Bluetooth World event.

KEYNOTE ALERT: 11:10am, Tuesday March 15: Paul Williamson, general manager of ARM’s Wireless Business will describe the future for the Bluetooth industry in his presentation ‘Indistinguishable from Magic - Taking Bluetooth Smart to the next level’.

To book a meeting or demonstration session, please contact: armuk@racepointglobal.com

Showcasing ARM Bluetooth Leadership

ARM will demonstrate test chips showing complete and qualified Bluetooth solutions, from RF to application, suitable for any application whether in IoT, home automation, wearables or even hearables. We will also be showcasing test chips representative of ARM® Cortex®-M processor-based SoC designs where various ARM IP blocks can be quickly and efficiently assembled to produce differentiated and robust working silicon with limited engineering resources.

The comprehensive test chip includes:

•	Power-efficient ARM Cordio® Radio IP supporting Bluetooth Smart standards (including Bluetooth 4.2 Packet Length extensions and 2 Mbps mode.)

•	IoT subsystem for Cortex-M processors pre-integrated with ARM mbed™ OS to jumpstart integration and SoC design.

•	Compatibility with the broad range of software for Cortex-M processors and mbed ecosystem.

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

All information is provided “as is” and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cordio, Cortex and mbed are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group

Item 2

ARM Mobile VR Leadership Comes to Life at GDC 2016

09 March 2016

What: ARM will showcase its leadership in addressing the demands of mobile virtual reality (VR) and provide the latest information on ARM’s support for the recently released Vulkan API at the upcoming Game Developers Conference.

Where: Booth 1624, Game Developers Conference, San Francisco

When: March 14-18, 2016

Who: ARM game and application developers, VR game and headset developers, game engines developers.

Press and analysts interested in a briefing or demonstration session, please contact: armus@racepointglobal.com

Advancing Mobile VR Game Development
ARM has several activities at GDC to showcase its leadership in developing mobile VR games and applications for ARM® Mali™ graphics processors and ARM Cortex® processors including:

•	A new release (v1.0) of the VR SDK comprised of APIs, libraries, sample codes and tutorials is available for ARM Mali VR applications on Android.

•	A sponsored session with ARM, Unity and VR game developer nDreams that takes a closer look at how high-quality VR graphics can be achieved on mobile devices using Unity’s native VR support. The panel, entitled “Achieving high-quality mobile VR games” will take place Mar. 17 at 10:00 a.m. in West Hall 3022.

•	Partners will showcase market-leading VR devices with Mali GPUs at GDC. At the ARM booth, partners from the ARM VR ecosystem will provide exclusive presentations. Along with nDreams, VR platform providers DeePoon and Nibiru will also present.

•	Sam Martin’s whitepaper 'Expanding Virtual Horizons - The Future of Mobile VR’ explores the potential and possibilities of mobile VR and is available to download on the ARM Connected Community.

Optimizing Mobile Games for Mali, the World’s No. 1 shipping GPU
Demonstrations and exclusive talks at the ARM booth are among several ways at GDC 2016 to engage with experts on developing for ARM Mali, the world’s No. 1 shipping GPU. A consistent theme will be the new Vulkan API and its role in smashing mobile gaming barriers with ARM GPU technology. In addition to ARM technical leaders and engineers, game developer partners scheduled to present at the booth include Cocos2d-x, Epic Games, GameBench, Perfect World, Tencent Games and Unity. For a full lecture theater schedule see Mali Developer Center.

ARM sponsored sessions include:

•	Vulkan on Mobile with Unreal Engine 4 Case Study featuring speakers from ARM, Epic Games and Samsung – Mar. 16 at 9:30 a.m., West Hall 3022

•	Optimize your Mobile Games with Practical Case Studies – Mar. 17 at 11:30am, West Hall 2404

Also at the GDC, ARM will demonstrate applications of its real-time global illumination solution, Enlighten. A sponsored session, “Making light work of dynamic large worlds,” will focus on ARM’s work with Ninja Theory to address the challenge of combining global illumination with dynamic effects in the upcoming title “Hellblade.” The session is scheduled for Mar. 16 at 2 p.m. in West Hall 2000. A second session, in collaboration with Allegorithmic, “An end-to-end approach to physically based rendering,” will focus on educating artists on best practice for physically-based shading. The session is scheduled for Mar. 18 at 10 a.m. in West Hall 2020.

About ARM:
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

All information is provided “as is” and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cortex, and Mali are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 3

ARM Demonstrates BBC micro:bit Capabilities at Big Bang Fair 2016

10 March 2016

What: At Big Bang Fair 2016, ARM and the BBC will jointly demonstrate the new BBC micro:bit pocket-sized computer that will be given to one million Year 7 (11-12 years old) school children from March 22, 2016. The team will provide an insight into the variety of exciting ways in which children can use the device to create innovative projects. The initiative will inspire the next generation of children into learning to code and it builds on ARM’s commitment to encourage students into STEM careers.

The device is the result of a technology collaboration between 29 organizations including Nordic Semiconductor, NXP, Microsoft and Samsung. Full micro:bit partner list here.

Where: NEC Arena, Birmingham, UK

When: Mar. 16-19, 2016

Who: ARM and BBC representatives will be available throughout the show to provide demonstrations and interviews on BBC micro:bit.

To book an interview or demonstration session, please contact: armuk@racepointglobal.com

Other ARM® based demonstrations at the stand include:

•	Myo from Thalmic Labs: Make music with motion using a gesture-controlled arm band

•	Sphero Maze: Race to the finish in a 3D maze by controlling a Sphero device with a smartphone

•	Samsung Gear VR: Immersive virtual reality headset featuring the Ice Cave demo that showcases the latest ARM Mali™ graphics and Geomerics Enlighten™ global illumination technology

•	Code Kingdoms: Learn to program a BBC micro:bit by making dice, motion-controlled emoji, and more using CodeKingdom’s web-based code editor.

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

All information is provided “as is” and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cordio, Cortex and mbed are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group

Item 4

Real-time Global Illumination Reaches Open-world Gaming

15 March 2016

Cambridge, UK, March 15, 2016 – Geomerics, an ARM company, today announced its Enlighten™ real-time global illumination technology is to deliver large-scale dynamic lighting to open-world games. The enriched technology can halve the performance cost of dynamic global illumination effects, such as time of day, in games where map sizes are vast and draw distances are long.

The new feature set will be showcased at Game Developers Conference (GDC) 2016 in a new demonstration for PC and PlayStation 4, titled Seastack Bay. The demonstration was developed in collaboration with Ninja Theory, the developer of Hellblade. It delivers dynamic global illumination to a 25km2 playable world made up of interior spaces, gorges, forests and beaches, while maintaining a steady 30FPS.

"ARM's Enlighten global illumination technology is continually enhanced to unlock new potential for game lighting," said Mark Dickinson, vice president and general manager, Media Processing Group, ARM. "The new capability it is now offering for large worlds will allow gamers to experience a quality and a style of gameplay that was previously impossible due to performance constraints. It will help inspire studios to implement the latest dynamic global illumination effects in a host of upcoming open world games."

Enlighten's new technology includes advanced level of detail mechanisms for terrain, non-terrain light maps and probes. By solving the global illumination for distant geometry at lower resolutions than nearby geometry, users can achieve higher quality dynamic global illumination within the same map size and performance budget, or improve performance without sacrificing the user experience.

"Reproducing the beauty of natural lighting is central to the look and feel of Hellblade," said Tameem Antoniades, co-founder & chief creative director, Ninja Theory. "In a world as rich as ours it is a challenge to achieve realistic dynamic lighting effects at our target frame rate, but this is something Enlighten will allow us to do, adding great value to the overall Hellblade experience."

Other key benefits of the new large world feature set include:

•	Physically correct results even in highly occluded or vertical areas, such as gorges or cliffs

•	Continuous traversal between different environments, from enclosed spaces to large, open vistas, with consistent global illumination updates

•	Support for common open world features including foliage, rocks and grass.

Enlighten is known for providing customizable performance budgets that deliver greater control to game developers whether they're developing dynamic games on consoles, mobile platforms and PC. Its global illumination is computed on the CPU, asynchronous to the main GPU rendering, and does not directly impact frame rate. Programmers can chose how much CPU time to dedicate to Enlighten. Enlighten's proven high-quality results are showcased in games such as Star Wars: Battlefront, Need for Speed and Street Fighter V.

Attendees at GDC 2016 can view Enlighten's Seastack Bay demonstration at ARM Booth 1624 and in the Geomerics Business Suite BMR2640. Additionally, Geomerics' Ivan Pedersen and Ninja Theory's Dominic Matthews will discuss how Enlighten is helping the development of Hellblade in a session titled, 'Making Light Work of Dynamic Large Worlds (Presented by ARM)' on Wednesday, March 16 at 2pm PST in room 3009, Moscone Center West Hall.

Notes to Editors:

•	Ellie Stone's blog 'Making dynamic light work in large, open large worlds' outlines the benefits Enlighten's new technology brings to large, open worlds

•	Alex Mercer's blog 'Troubleshooting Physically-Based Content' explores common issues that may arise when using physically-based rendering, and ways to remedy them.

•	Geomerics details new features now shipping in Enlighten 3.04, including innovative LoD technology that enables dynamic lighting in large worlds

•	View the new Seastack Bay demonstration for PC and PS4 using Unreal Engine 4 with Enlighten, created in collaboration with Ninja Theory

Ends

Contacts
Phil Hughes
+1 512-694-7382
Director of Product PR & Analyst Relations, ARM
phil.hughes@arm.com

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com,

About Geomerics
Geomerics, an ARM Company, delivers cutting-edge graphics technology to customers in the games and entertainment industries. The company's Enlighten technology is the lighting solution for Unity 5 and is available fully integrated in Unreal Engine 3 and 4. It is a revolutionary technology that brings real-time global illumination to gaming. For the first time, all aspects of lighting can be updated in real time, in game, on all gaming platforms. Instant feedback opens up new worlds of creative possibilities for gamers and artists alike. Visit www.geomerics.com for more information.

About Enlighten
Enlighten computes global illumination with a lightweight runtime that has been heavily optimized for a wide range of platforms. Dynamic lighting brings new creative possibilities and dramatically improves workflow, enabling designers and artists to create engaging visuals for all game styles while working directly in engine. Enlighten is available as a standalone SDK, pre-integrated into the Unreal Engine and is the global illumination solution in Unity 5

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. Enlighten is a trademark of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group

Item 5

ARM and TSMC Announce Multi-Year Agreement to Collaborate on 7nm FinFET Process Technology for High-Performance Compute

15 March 2016

Hsinchu, Taiwan and Cambridge, UK, March. 15, 2016 – ARM and TSMC announced a multi-year agreement to collaborate on a 7nm FinFET process technology which includes a design solution for future low-power, high-performance compute SoCs. The new agreement expands the companies' long-standing partnership and advances leading-edge process technologies beyond mobile and into next-generation networks and data centers. Additionally, the agreement extends previous collaborations on 16nm and 10nm FinFET that have featured ARM® Artisan® foundation Physical IP.

"Existing ARM-based platforms have been shown to deliver an increase of up to 10x in compute density for specific data center workloads," said Pete Hutton, executive vice president and president of product groups, ARM. "Future ARM technology designed specifically for data centers and network infrastructure and optimized for TSMC 7nm FinFET will enable our mutual customers to scale the industry's lowest-power architecture across all performance points."

"TSMC continuously invests in advanced process technology to support our customer's success," said Dr. Cliff Hou, vice president, R&D, TSMC. "With our 7nm FinFET, we have expanded our Process and Ecosystem solutions from mobile to high performance compute. Customers designing their next generation high-performance computing SoCs will benefit from TSMC's industry-leading 7nm FinFET, which will deliver more performance improvement at the same power or lower power at the same performance as compared to our 10nm FinFET process node. Jointly optimized ARM and TSMC solutions will enable our customers to deliver disruptive, first-to-market products."

This latest agreement builds on ARM and TSMC's success with previous generations of 16nm FinFET and 10nm FinFET process technology. The joint innovations from previous TSMC and ARM collaborations have enabled customers to accelerate their product development cycles and take advantage of leading-edge processes and IP. Recent benefits include early access to Artisan Physical IP and tape-outs of ARM Cortex®-A72 processor on 16nm FinFET and 10nm FinFET.

Ends

Contacts

Phil Hughes
+512-694-7382

Director of Product PR & Analyst Relations, ARM
phil.hughes@arm.com

Elizabeth Sun
+886-3-5682085
Senior Director of Corporate Communications, TSMC
elizabeth_sun@tsmc.com

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

About TSMC
TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry segment's largest portfolio of process-proven libraries, IP, design tools and reference flows. The Company's owned capacity in 2015 totaled over 9 million 12-inch equivalent wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC's wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide 16nm FinFET and 20nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM and Artisan are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 6

ARM Says BBC micro:bit Will Inspire UK School Children Towards Tech Careers

22 March 2016

Cambridge, UK, March 22, 2016 – The BBC micro:bit can have the same impact its predecessor, the BBC Microcomputer, had in the 1980s by instilling a passion for coding in a new generation of British school children. This is according to ARM, the UK's most successful technology company and NXP and Nordic, both leading global providers of silicon chip products. The pocket-sized computers featuring ARM®-based NXP microprocessors and Nordic Bluetooth chips will be in the hands of thousands of 11-12 year old children from today as one million devices start arriving in UK schools. The initiative aims to inspire digital creativity in a new generation of innovators pursuing science, technology, engineering and maths (STEM) related careers.

"The BBC Micro started me on my journey towards a career in technology and the BBC micro:bit can have the same effect on children receiving their devices from today," said Simon Segars, CEO of ARM. "The ability to code is now as important as grammar and mathematics skills and it can unlock important new career options. I can easily imagine a new wave of design entrepreneurs looking back and citing today as the day their passion for technology began."

"Children seem to love the high-tech devices they use every day but perhaps they don't always aspire to one day design their own products," said Svenn Tore Larsen, CEO of Nordic Semiconductor. "With the Nordic nRF51822 Bluetooth® Smart SoC providing the connectivity for the micro:bit, we are helping to change that by enabling young people to engage with smart technologies and learn valuable new coding skills from a young age. The chip has an ARM Cortex®-M0 core at its heart, connecting micro:bits to each other and to the wider world."

"This is a proud moment in the advancement of technology and education," said Rick Clemmer, CEO of NXP. "We're inspiring new secure connections for the smarter world by joining with the BBC and our industry partners in this exemplary program. Together, everyone involved in the BBC micro:bits initiative is truly stimulating innovation, motivating the next generation of technologists, scientists and entrepreneurs in their pursuit of a better future."

Demonstration:

Please visit ARM's YouTube channel to see Jonny Austin, technical lead for ARM on the BBC micro:bit project, staging a juggling demonstration with three micro:bit devices to show a real-world fun application of the technology.

Further information about the BBC micro:bit:

•	Enabled by ARM mbed™ hardware and software development kits and compiler services.

•	Contains an ARM Cortex®-M0 based Nordic nRF51822 MCU featuring Bluetooth 4.0 to provide connectivity to billions of connected devices and let children experiment with bringing their projects to the internet of things.

•	Features the Cortex-M0+ based Kinetis KL26Z microcontroller designed by NXP, which provides USB connectivity and allows the micro:bit to be programed as simply as placing a file on a USB disk.

•	The device has a 25 LED matrix display, a micro USB connector, a 3-axis accelerometer and a 3-axis magnetometer.

Please visit the ARM's BBC micro:bit page for additional technical information.

Ends

Contacts
Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of PR, US and EMEA, ARM
andy.winstanley@arm.com

Alex Harrod
+44 7795 363057
PR Manager, US and EMEA, ARM
Alexandra.Harrod@arm.com

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cortex and mbed are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group